UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

OSI Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, par value $.01 per share

(Title of class of securities)

671040103

(CUSIP number)

Adam J. Semler

York Capital Management Global Advisors, LLC

767 Fifth Avenue, 17th Floor

New York, New York 10153

Telephone: (212) 300-1300

With copies to:

Richard P. Swanson, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

(Name, address and telephone number of person authorized to receive notices and communications)

March 1, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 671040103
1)	Names of reporting persons JGD Management Corp.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Source of funds (see instructions) WC
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 742,508
	8)	Shared voting power -0-
	9)	Sole dispositive power 742,508
	10)	Shared dispositive power -0-
11)	Aggregate amount beneficially owned by each reporting person 742,508
12)	Check if the aggregate amount in Row (11) excludes certain shares of common stock (see instructions) ☐
13)	Percent of class represented by amount in Row (11) Approximately 1.3%
14)	Type of reporting person (see instructions) IA, CO

Page 2 of 18 Pages

13D

CUSIP No. 671040103
1)	Names of reporting persons York Capital Management Global Advisors, LLC
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Source of funds (see instructions) WC
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 4,822,092
	8)	Shared voting power -0-
	9)	Sole dispositive power 4,822,092
	10)	Shared dispositive power -0-
11)	Aggregate amount beneficially owned by each reporting person 4,822,092
12)	Check if the aggregate amount in Row (11) excludes certain shares of common stock (see instructions) ☐
13)	Percent of class represented by amount in Row (11) Approximately 8.3%
14)	Type of reporting person (see instructions) IA

Page 3 of 18 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $.01 per share (the “Common Stock”) of OSI Pharmaceuticals, Inc. (the “Company”).

The principal executive offices of the Company are located at 41 Pinelawn Road, Melville, New York 11747.

Item 2.	Identity and Background

(a) This Statement is being filed jointly by JGD Management Corp., a Delaware corporation (“JGD”), d/b/a York Capital Management, and York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” and, together with JGD, the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit 1.

This Statement is being filed by JGD with respect to 742,508 shares of Common Stock directly owned by certain accounts (the “Managed Accounts”) managed by JGD. James G. Dinan is the sole shareholder of JGD.

This Statement is being filed by YGA with respect to:

(i) 1,094,326 shares of Common Stock directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii) 1,901,341 shares of Common Stock directly owned by York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Investment”);

(iii) 556,724 shares of Common Stock directly owned by York Select, L.P., a Delaware limited partnership (“York Select”);

(iv) 515,737 shares of Common Stock directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”);

(v) 240,031 shares of Common Stock (which consist of (a) 224,331 shares of Common Stock and (b) options to purchase 16,700 shares of Common Stock) directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”);

(vi) 109,000 shares of Common Stock directly owned by York Enhanced Strategies Fund, L.P., a Delaware limited partnership (“York Enhanced Strategies”);

Page 4 of 18 Pages

(vii) 182,325 shares of Common Stock directly owned by York Asian Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Asian Opportunities Master”);

(viii) 4,935 shares of Common Stock directly owned by York Long Enhanced Fund, L.P., a Delaware limited partnership (“York Long Enhanced”); and

(ix) 216,673 shares of Common Stock directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”).

YGA, the sole managing member of the general partner of each of York Capital, York Investment, York Select, York Select Master, York Global Value, York Enhanced Strategies, York Asian Opportunities Master, York Long Enhanced and Jorvik, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds.

James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital, York Investment and Jorvik. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select and York Select Master. YGA is the sole managing member of York Select Domestic Holdings.

York Global Value Holdings, LLC, a New York limited liability company (“York Global Value Holdings”), is the general partner of York Global Value. YGA is the sole managing member of York Global Value Holdings.

York Enhanced Strategies Management, LLC, a New York limited liability company (“York Enhanced Strategies Management”), is the general partner of York Enhanced Strategies. YGA is the sole managing member of York Enhanced Strategies Management.

York Asian Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Asian Opportunities Domestic Holdings”), is the general partner of York Asian Opportunities Master. YGA is the sole managing member of York Asian Opportunities Domestic Holdings.

York Long Enhanced Domestic Holdings, LLC, a New York limited liability company (“York Long Enhanced Domestic Holdings”), is the general partner of York Long Enhanced. YGA is the sole managing member of York Long Enhanced Domestic Holdings.

Page 5 of 18 Pages

The name of each director and each executive officer of JGD is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(b) The principal business office address of each of JGD, YGA, York Capital, York Investment, York Select, York Select Master, York Global Value, York Enhanced Strategies, York Asian Opportunities Master, York Long Enhanced, Jorvik, Dinan Management, York Select Domestic Holdings, York Global Value Holdings, York Enhanced Strategies Management, York Asian Opportunities Domestic Holdings, York Long Enhanced Domestic Holdings, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management

767 Fifth Avenue, 17th Floor

New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(c) JGD and YGA are investment managers of certain investment funds and accounts for which they have discretionary investment authority.

Each of York Capital, York Investment, York Select, York Select Master, York Global Value, York Enhanced Strategies, York Asian Opportunities Master, York Long Enhanced and Jorvik is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Investment and Jorvik and the general partner or manager of four other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select and York Select Master and the manager of one other private investment fund.

York Global Value Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Global Value and the manager of one other private investment fund.

York Enhanced Strategies Management is a privately owned limited liability company in the principal business of acting as the general partner of York Enhanced Strategies.

Page 6 of 18 Pages

York Asian Opportunities Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Asian Opportunities Master and the general partner of one other private investment fund.

York Long Enhanced Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Long Enhanced.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(d)-(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

As of April 12, 2010, the aggregate amount of funds used to purchase the securities of the Company listed in Item 5(a)(i) was $311,666,588.44.

The source of the funds used by the Reporting Person for the purchase of the securities of the Company listed in Item 5(a)(i) was the respective working capital of the following advisory clients of the Reporting Persons: (i) approximately $41,598,250 of working capital of the Managed Accounts; (ii) approximately $61,261,256 of working capital of York Capital; (iii) approximately $106,442,021 of working capital of York Investment; (iv) approximately $31,167,329 of working capital of York Select; (v) approximately $28,879,771 of working capital of York Select Master; (vi) approximately $ 13,673,261 of working capital of York Global Value; (vii) approximately $6,021,999 of working capital of York Enhanced Strategies; (viii) approximately $10,212,979 of working capital of York Asian Opportunities Master; (ix) approximately $272,647 of working capital of York Long Enhanced and (x) approximately $12,137,075 of working capital of Jorvik. Working capital in each of these cases was provided by capital contributions of partners, unitholders or shareholders, as the case may be, and internally generated funds.

On March 16, 2010, YGA purchased on behalf of York Global Value options (the “Options”) to purchase 16,700 shares of Common Stock for an aggregate price of $974,243.60. The Options are currently exercisable at an exercise price of $50 per share of Common Stock. The Options terminate on April 17, 2010.

Page 7 of 18 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities of the Company described in Item 5 of this Statement for investment purposes and not with a view towards changing or influencing control of the Company. The Company is subject to a tender offer to acquire all outstanding shares of Common Stock of the Company by Ruby Acquisition, Inc., an indirect wholly owned subsidiary of Astellas Pharma Inc., which offer commenced on March 2, 2010 (the “Tender Offer”). The Reporting Persons acquired shares of Common Stock following the public announcement of the Tender Offer and may be deemed to have acquired the shares of Common Stock in connection with the Tender Offer under interpretations of the Staff of the Securities and Exchange Commission.

The Reporting Persons reserve the right to purchase additional shares of Common Stock, either separately or together with other persons, including but not limited to pursuant to the Options, to sell all or some of the shares of Common Stock beneficially owned by them or to otherwise trade in the shares of Common Stock, in open market or private transactions, provided that in their judgment such transactions present an attractive (long- or short-term) opportunity for profit. The Reporting Persons also reserve the right to acquire or dispose of derivatives or other instruments related to shares of Common Stock or other securities of the Company, provided that in their judgment such transactions are advisable.

Except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

Page 8 of 18 Pages

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Persons reserve the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the shares of Common Stock, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5.	Interest in Securities of the Issuer

(a) (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 742,508 shares of Common Stock, which constitute approximately 1.3% of the issued and outstanding shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by JGD.

(ii) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,822,092 shares of Common Stock (which consist of (a) 4,805,392 shares of Common Stock and (b) the Options), which constitute approximately 8.3% of the issued and outstanding shares of Common Stock.

(iii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,094,326 shares of Common Stock, which constitute approximately 1.9% of the issued and outstanding shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Capital.

(iv) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,901,341 shares of Common Stock, which

Page 9 of 18 Pages

constitute approximately 3.3% of the issued and outstanding shares of Common Stock. As the general partner of York Investment, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Investment.

(v) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 556,724 shares of Common Stock, which constitute approximately 1.0% of the issued and outstanding shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select.

(vi) York Select Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 515,737 shares of Common Stock, which constitute approximately 0.9% of the issued and outstanding shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Master.

(vii) York Global Value may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 240,031 shares of Common Stock (which consist of (a) 224,331 shares of Common Stock and (b) the Options), which constitute approximately 0.4% of the issued and outstanding shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Global Value.

(viii) York Enhanced Strategies may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 109,000 shares of Common Stock, which constitute approximately 0.2% of the issued and outstanding shares of Common Stock. As the general partner of York Enhanced Strategies, York Enhanced Strategies Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Enhanced Strategies.

(ix) York Asian Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 182,325 shares of Common Stock, which constitute approximately 0.3% of the issued and outstanding shares of Common Stock. As the general partner of York Asian Opportunities Master, York Asian Opportunities Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Asian Opportunities Master.

(x) York Long Enhanced may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,935 shares of Common Stock, which constitute approximately 0.0% of the issued and outstanding shares of Common Stock. As the general partner of York Long Enhanced, York Long Enhanced Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Long Enhanced.

Page 10 of 18 Pages

(xi) Jorvik may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 216,673 shares of Common Stock, which constitute approximately 0.4% of the issued and outstanding shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jorvik.

(xii) To the knowledge of the Reporting Persons, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 2 to this Statement.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, York Capital, York Investment, York Select, York Select Master, York Enhanced Strategies, York Asian Opportunities Master, York Long Enhanced and Jorvik are based on 58,309,364 shares of Common Stock issued and outstanding as of February 15, 2010 as reported in the Company’s Annual Report on Form 10-K filed with the SEC on February 24, 2010. The percentages of ownership described above for YGA and York Global Value are based on an aggregate of 58,326,064 shares of Common Stock, which consists of (i) 58,309,364 shares of Common Stock issued and outstanding as of February 15, 2010 as reported in the Company’s Annual Report on Form 10-K filed with the SEC on February 24, 2010 and (ii) the number of shares of Common Stock issuable if all the Options directly held by York Global Value were exercised.

(b) (i) JGD may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 742,508 shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 742,508 shares of Common Stock.

(ii) YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,822,092 shares of Common Stock.

(iii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,094,326 shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,094,326 shares of Common Stock.

(iv) York Investment may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,901,341 shares of Common Stock. As the general partner of York Investment, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,901,341 shares of Common Stock.

Page 11 of 18 Pages

(v) York Select may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 556,724 shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 556,724 shares of Common Stock.

(vi) York Select Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 515,737 shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 515,737 shares of Common Stock.

(vii) York Global Value may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 240,031 shares of Common Stock (which consist of (a) 224,331 shares of Common Stock and (b) options to purchase 16,700 shares of Common Stock). As the general partner of York Global Value, York Global Value Holdings be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 240,031 shares of Common Stock (which consist of (a) 224,331 shares of Common Stock and (b) options to purchase 16,700 shares of Common Stock).

(viii) York Enhanced Strategies may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 109,000 shares of Common Stock. As the general partner of York Enhanced Strategies, York Enhanced Strategies Management be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 109,000 shares of Common Stock.

(ix) York Asian Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 182,325 shares of Common Stock. As the general partner of York Asian Opportunities Master, York Asian Opportunities Domestic Holdings be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 182,325 shares of Common Stock.

(x) York Long Enhanced may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,935 shares of Common Stock. As the general partner of York Long Enhanced, York Long Enhanced Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,935 shares of Common Stock.

(xi) Jorvik may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 216,673 shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 216,673 shares of Common Stock.

Page 12 of 18 Pages

(xii) To the knowledge of the Reporting Persons, except as described above, none of the persons named on Exhibit 2 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any shares of Common Stock.

(c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by the Reporting Persons. All such transactions were effected in the open market.

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
3/1/2010	175,397	55.71260004	9,771,822.91	Purchase
3/1/2010	12,178	55.24769995	672,806.49	Purchase
3/1/2010	699,429	55.71260001	38,967,008.11	Purchase
3/1/2010	48,562	55.24770005	2,682,938.81	Purchase
3/1/2010	1,207,270	55.7126	67,260,150.60	Purchase
3/1/2010	83,822	55.24770001	4,630,972.71	Purchase
3/1/2010	353,492	55.7126	19,693,958.40	Purchase
3/1/2010	24,543	55.24769996	1,355,944.30	Purchase
3/1/2010	34,540	55.71259988	1,924,313.20	Purchase
3/1/2010	2,398	55.24769808	132,483.98	Purchase
3/1/2010	320,571	55.71260002	17,859,843.90	Purchase
3/1/2010	22,258	55.24770015	1,229,703.31	Purchase
3/1/2010	119,270	55.71259998	6,644,841.80	Purchase
3/1/2010	8,281	55.24769955	457,506.20	Purchase
3/1/2010	109,000	55.2477	6,021,999.30	Purchase
3/1/2010	108,476	55.71260002	6,043,480.00	Purchase
3/1/2010	7,532	55.24770048	416,125.68	Purchase
3/1/2010	4,935	55.2477001	272,647.40	Purchase
3/1/2010	57,746	55.71260001	3,217,179.80	Purchase
3/1/2010	4,009	55.24770017	221,488.03	Purchase
3/1/2010	193,206	55.71260002	10,764,008.60	Purchase
3/1/2010	13,414	55.24770016	741,092.65	Purchase
3/1/2010	130,603	55.71260002	7,276,232.70	Purchase
3/1/2010	9,068	55.2476996	500,986.14	Purchase
3/2/2010	19,345	56.45919979	1,092,203.22	Purchase
3/2/2010	45,039	56.6949002	2,553,481.61	Purchase
3/2/2010	77,143	56.45920006	4,355,432.07	Purchase
3/2/2010	179,601	56.69490003	10,182,460.74	Purchase
3/2/2010	133,155	56.45920003	7,517,824.78	Purchase
3/2/2010	310,006	56.6949	17,575,759.17	Purchase
3/2/2010	38,987	56.45919999	2,201,174.83	Purchase
3/2/2010	90,771	56.69490002	5,146,252.77	Purchase
3/2/2010	3,810	56.45919948	215,109.55	Purchase
3/2/2010	8,868	56.69489964	502,770.37	Purchase
3/2/2010	35,357	56.45919988	1,996,227.93	Purchase
3/2/2010	84,257	56.69490001	4,776,942.19	Purchase
3/2/2010	13,155	56.4592003	742,720.78	Purchase
3/2/2010	30,626	56.69490008	1,736,338.01	Purchase

Page 13 of 18 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
3/2/2010	21,310	56.45919991	1,203,145.55	Purchase
3/2/2010	27,855	56.69490002	1,579,236.44	Purchase
3/2/2010	6,369	56.45919925	359,588.64	Purchase
3/2/2010	14,828	56.69490019	840,671.98	Purchase
3/2/2010	11,964	56.4592001	675,477.87	Purchase
3/2/2010	49,612	56.69490002	2,812,747.38	Purchase
3/2/2010	14,405	56.45920028	813,294.78	Purchase
3/2/2010	33,537	56.69490026	1,901,376.87	Purchase
3/4/2010	6,469	56.61840006	366,264.43	Purchase
3/4/2010	38,697	56.61840013	2,190,962.23	Purchase
3/4/2010	6,276	56.61840025	355,337.08	Purchase
3/4/2010	3,737	56.61840246	211,582.97	Purchase
3/4/2010	13,780	56.61839985	780,201.55	Purchase
3/4/2010	3,542	56.61839921	200,542.37	Purchase
3/4/2010	3,414	56.6184007	193,295.22	Purchase
3/4/2010	6,247	56.61840083	353,695.15	Purchase
3/4/2010	5,544	56.61840007	313,892.41	Purchase
3/4/2010	13,294	56.61840003	752,685.01	Purchase
3/5/2010	14,783	56.56780018	836,241.79	Purchase
3/5/2010	3,951	56.7183017	224,094.01	Purchase
3/5/2010	1,547	56.72510019	87,753.73	Purchase
3/5/2010	27,983	56.56780009	1,582,936.75	Purchase
3/5/2010	16,465	56.71830003	933,866.81	Purchase
3/5/2010	6,446	56.72509929	365,649.99	Purchase
3/5/2010	130,913	56.56779999	7,405,460.40	Purchase
3/5/2010	25,997	56.71830019	1,474,505.65	Purchase
3/5/2010	10,178	56.72510022	577,348.07	Purchase
3/5/2010	31,093	56.56780015	1,758,862.61	Purchase
3/5/2010	8,309	56.71830064	471,272.36	Purchase
3/5/2010	3,253	56.72509991	184,526.75	Purchase
3/5/2010	3,052	56.56780144	172,644.93	Purchase
3/5/2010	816	56.71829657	46,282.13	Purchase
3/5/2010	319	56.72510972	18,095.31	Purchase
3/5/2010	28,803	56.56779988	1,629,322.34	Purchase
3/5/2010	7,697	56.71830064	436,560.76	Purchase
3/5/2010	3,014	56.72509954	170,969.45	Purchase
3/5/2010	10,539	56.5677996	596,168.04	Purchase
3/5/2010	2,815	56.71830195	159,662.02	Purchase
3/5/2010	1,103	56.72510426	62,567.79	Purchase
3/5/2010	10,014	56.56780008	566,469.95	Purchase
3/5/2010	2,676	56.7182997	151,778.17	Purchase
3/5/2010	1,048	56.72509542	59,447.90	Purchase
3/5/2010	5,102	56.56780086	288,608.92	Purchase
3/5/2010	1,364	56.71829912	77,363.76	Purchase
3/5/2010	534	56.72509363	30,291.20	Purchase
3/5/2010	17,072	56.56779991	965,725.48	Purchase
3/5/2010	4,562	56.71829899	258,748.88	Purchase
3/5/2010	1,786	56.72510078	101,311.03	Purchase
3/5/2010	11,493	56.5678004	650,133.73	Purchase
3/5/2010	3,071	56.71830023	174,181.90	Purchase

Page 14 of 18 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
3/5/2010	1,202	56.72509983	68,183.57	Purchase
3/16/2010	16,700	58.33794012	974,243.60	Option to Purchase
3/17/2010	12,900	58.0161	748,407.69	Purchase
4/7/2010	35,000	59.962	2,098,670.00	Purchase

The information provided in response to Item 3 above is incorporated herein by reference.

(d) The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by each Reporting Person is held by York Capital, York Investment, York Select, York Select Master, York Global Value, York Enhanced Strategies, York Asian Opportunities Master, York Long Enhanced, Jorvik or the Managed Accounts, as the case may be, as the advisory clients of such Reporting Person. The Reporting Persons disclaim beneficial ownership of all shares of Common Stock reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 3 and Item 4 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Statement are filed herewith.

Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: April 12, 2010

JGD MANAGEMENT CORP.

By:	/s/ ADAM J. SEMLER
Adam J. Semler
Chief Operating Officer

Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: April 12, 2010

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ ADAM J. SEMLER
Adam J. Semler
Chief Operating Officer

Page 17 of 18 Pages

INDEX OF EXHIBITS

Exhibit No.	Description

1	Agreement of Joint Filing dated April 12, 2010 by and among JGD Management Corp. and York Capital Management Global Advisors, LLC.

2	Directors and Executive Officers of JGD Management Corp.

Page 18 of 18 Pages